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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SANGSTAT MEDICAL CORPORATION
(Name of Subject Company)

SANGSTAT MEDICAL CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

801003104
(CUSIP Number of Class of Securities)

Richard D. Murdock
Chairman, President and Chief Executive Officer
SangStat Medical Corporation
6300 Dumbarton Circle
Fremont, California 94555
(510) 789-4300
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person Filing Statement)

WITH COPIES TO EACH OF:
Adrian Arima, Esq. Senior Vice President, General Counsel and Secretary SangStat Medical Corporation 6300 Dumbarton Circle Fremont, California 94555 (510) 789-4300	Gregory C. Smith, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Suite 1100 Palo Alto, California 94301 (650) 470-4500
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by SangStat Medical Corporation on August 13, 2003 (the "Schedule 14D-9"). Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

        The information set forth in Item 4. in the section entitled "Recommendation of the Board" is hereby amended and supplemented as follows:

        1.     The sixth from the last paragraph of the subsection entitled "(i) Background of the Offer; Contacts with Genzyme—Sale-Auction Process" is deleted and replaced with the following:

        "Later on July 30, 2003, SangStat convened a meeting of the Board. Messrs. Murdock, Dance and Arima and representatives from Merrill Lynch and Skadden, Arps participated on a conference call. The Board reviewed the terms of Genzyme's revised proposal and discussed the status of the other interested parties. SangStat management informed the Board that, as of July 30th, none of the parties that had previously expressed interest, other than Genzyme, had revised its previously submitted proposal or provided a final proposal. After consultation with Merrill Lynch and Skadden, Arps, the Board authorized and directed management to actively pursue further discussions with Genzyme because Genzyme's proposal offered the highest price per share to SangStat stockholders. In addition, the Board believed that Genzyme's revised proposal to pay its consideration through an all cash tender offer to be commenced and consummated as promptly as possible offered SangStat stockholders a high degree of certainty that the transaction would promptly be completed as proposed. Based on the Board's directives, SangStat management subsequently confirmed the proposed negotiation schedule with Genzyme and did not initiate further discussions with any other parties."

        2.     The third sentence of the first paragraph of the subsection entitled "(i) Background of the Offer; Contacts with Genzyme—Conclusion" is deleted and replaced with the following:

"Merrill Lynch also advised the Board that none of the other parties that previously expressed interest had submitted a revised proposal or provided a final proposal for a price per share equal to or greater than the price per share offered to SangStat stockholders in Genzyme's proposal."

        3.     The second paragraph in the subsection entitled "(ii) Reasons for the Recommendation of the Board of Directors" is deleted and replaced with the following:

"Premium. The past stock price performance, price-to-earnings ratios and other financial multiples and recent trading range of the Common Stock, including the fact that the Offer Price represents (i) a premium of 45% over the $15.48 closing price of the Common Stock on the Nasdaq National Market (the "Nasdaq") on August 1, 2003, the last full trading day prior to the announcement of the Offer; (ii) a premium of approximately 58% over the average closing price of the Common Stock on the Nasdaq for the 30 days prior to the announcement of the Offer; (iii) a premium of approximately 57% over the average closing price of the Common Stock on the Nasdaq for the 12 months prior to the announcement of the Offer; and (iv) a premium of approximately 89% over the average closing price of the Common Stock on the Nasdaq during the 6 months prior to the announcement of the Offer, as well as the fact that the Offer Price implied a price-to-earnings ratio (using both publicly available earnings estimates and SangStat's internal earnings projections) and a multiple of revenue (using both publicly available revenue estimates and SangStat's internal revenue projections) for the Merger near or above the top of the range of the same ratios and multiples implied by (x) the trading price of a range of comparable publicly-traded companies that participated in the same industry as SangStat; and (y) the acquisition price paid in a range of comparable transactions involving publicly-traded companies that participated in the same industry as SangStat, which suggests that the Offer Price did not undervalue the Common Stock. Each of these facts, taken as a whole, support the conclusion that the Offer Price represented a premium to SangStat stockholders."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SANGSTAT MEDICAL CORPORATION
By:	/s/ RICHARD D. MURDOCK Name: Richard D. Murdock Title: Chairman, President and Chief Executive Officer

Dated: August 29, 2003

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